Filed by VISX, Incorporated
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VISX, Incorporated
Commission File No. 001-10694

This filing relates to the Agreement and Plan of Merger, dated as of November 9, 2004, by and among Advanced Medical Optics, Inc., Vault Merger Corporation (a wholly owned subsidiary of AMO) and VISX, Incorporated. On November 9, 2004, AMO and VISX held a joint conference call to announce the transaction and webcast the following slides in connection with the call:

Advanced Medical Optics To Acquire VISX Leadership in Ophthalmic Medical Devices Investor Presentation November 9, 2004

Forward Looking Statements Our statements in this presentation on slides 4,5,8,9,12,13,15,21,25,27,28,29,30,33,34,36 and 38-46, and elsewhere that refer to AMO's financial projections or estimated future results, are forward-looking statements that reflect the Company's current analysis of existing trends and information. AMO disclaims any intent or obligation to update these forward-looking statements. Actual results may differ from current expectations based on a number of factors affecting the Company's businesses, including risks associated with the following Uncertainty as to whether the transaction will be completed; Successfully integrating AMO and VISX The failure to realize the synergies and other perceived advantages resulting from the merger; Costs and potential litigation associated with the merger; The failure to obtain the approval of each company's stockholders; The inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger; The failure of either party to meet the closing conditions set forth in the definitive agreement; The ability to retain key personnel both before and after the merger; Each company's ability to successfully execute its business strategies; The extent and timing of regulatory approvals, and the extent and timing of market acceptance, of new products or product indications; Manufacturing; Litigation; The procurement, maintenance, enforcement and defense of patents and proprietary rights; Competitive conditions in the industry; business cycles affecting the markets in which any products may be sold; Fluctuations in foreign exchange rates and interest rates; and Economic conditions generally or in various geographic areas. Additional information concerning these and other factors can be found under the heading "Certain Factors and Trends Affecting Advanced Medical Optics and its Businesses" in the AMO 2003 Form 10-K and Form 10-Q filed November 2, 2004. Advanced Medical Optics, AMO, AMO Gemini, Array, blink, Blink-N-Clean, CeeOn, ClariFlex, Complete, Complete Aquavision, Complete MoisturePlus, Consept F, Duralens, Emerald-Ease, Healon, Hydrocare , OcuPure, Oxysept, Phacoflex, ReZoom, Sensar, Sovereign, Sovereign Compact, Stabileyes, Tecnis, The Future In Sight, Ultracare, WhiteStar, Unfolder, Verisyse and Vitrax are trademarks of Advanced Medical Optics, Inc. Amadeus is a trademark of SIS, Ltd. OptiEdge is a trademark of Ocular Sciences, Inc. STAR S4, Wavefront and Waveprint are trademarks of VISX, Incorporated.

TRANSFORMING AMO FOR INDUSTRY-LEADING PERFORMANCE Jim Mazzo AMO President & CEO

AMO Acquires VISX Expanded platform for strong, sustainable, profitable growth Creates world's leading refractive surgical business Establishes $1 billion enterprise with increased earnings power and cash flow potential Provides surgeons and patients a comprehensive portfolio of technologies and brands Provides operating efficiencies by better utilizing infrastructure, distribution, servicing capability and manufacturing Preserves financial strength for continued investment in future 9

Consistent with AMO Plan to Build Shareholder Value Strengthen leading position in cataract and eye care segments Lead in building global refractive IOL business Ensure technological leadership through continuous innovation Build efficient scalable infrastructure and distribution network Deliver sustained growth in sales and profits Maintain financial flexibility to support growth 11

Taking AMO to the Next Level Plan for positioning AMO for industry-leading performance Transform Excel 2002-2003 2004 - 2005 2006+ Sustained Growth Transition Transform Transcend 13

Transitioned AMO Following the Spin-Off 2002-2003 Transition Stabilized organization and returned AMO to growth Reprioritized R&D pipeline; launched new products Solidified eye care manufacturing strategy Recapitalized balance sheet 15

Transforming AMO to Deliver Growth Stabilize Transform 2002 - 2003 2004 - 2005 Transition Transform Reorganized under centralized operating model, improving efficiency and productivity Acquired and largely integrated Pfizer business, solidifying cataract franchise, strengthening refractive offering and enhancing global scale Acquiring VISX, positioning AMO as leader in high-growth business and complementing our refractive strategy 17

Positioning AMO for Industry-Leading Performance Stabilize Transform 2002 - 2003 2004 - 2005 2006+ Transition Transform Transcend Strengthen leadership of three core franchises: cataract, eye care and refractive Continuously innovate to expand portfolio of well-recognized brands Cross-selling synergies from global scale Expand into new ophthalmic areas 19

REFRACTIVE CATARACT Microkeratomes Multifocal IOLs Monofocal IOLs Phaco & Lens Extraction EYE CARE Viscoelastics Contact Lens Care Solutions AMO's Vision Care Life Cycle At Spin-off Improving practitioner productivity and patient outcomes 21

GLAUCOMA CATARACT AMO's Vision Care Life Cycle Today REFRACTIVE Microkeratomes Phakic IOLs Accommodating IOLs Multifocal IOLs Monofocal IOLs Phaco & Lens Extraction EYE CARE Viscoelastics Contact Lens Care Solutions Excimer Laser Improving practitioner productivity and patient outcomes Broadening depth of business segments and entering new markets Glaucoma Shunts Vitreo-Retina Contact Lenses 23

AMO and VISX: Compelling Strategic, Technological and Cultural Fit AMO Brings... Global leader Innovator with well-recognized brands Worldwide distribution Experienced management team with record of disciplined execution VISX [add key points] Combined Company Global competitor with clear leadership in high-growth refractive surgery sector Commitment to innovation, backed by global portfolio of respected brands Comprehensive offering of best-in-class products and service Efficient global infrastructure and distribution network Higher growth, higher margin business profile VISX Brings... Global leader in laser vision correction Ongoing technological innovation Focused, experienced management team Unsurpassed customer support 25

2003 Surgical Combined Revenue (1) Of Alcon, B&L and AMO B&L AMO Alcon East 0.196 0.13 0.674 (1) Actual reported sales for refractive and cataract per SEC filings. 2005E Surgical Combined Revenue (2) Of Alcon, B&L and AMO B&L Pro Forma AMO Alcon East 0.169 0.217 0.614 (2) Source: Refractive and cataract estimates from Morgan Stanley and Smith Barney research reports. Pro Forma AMO includes Pfizer and VISX. Expands Global Size and Scale to Challenge Industry Leaders 27 Does not represent revenue from other competitors such as LaserSight Technologies, Inc., Carl Zeiss Meditec AG, NIDEK, WaveLight, etc.

Broadens Product Portfolio and Geographic Reach Strong global presence, scale and full product breadth Refractive 1 Americas Europe Japan Asia Pacific 0.28 0.37 0.26 0.09 Refractive Eye Care Cataract 0.02 0.39 0.59 (1) LTM period is defined as the last twelve months ended September 24, 2004. Pro Forma for the Pfizer Surgical Business AMO VISX Product Line Breadth Geographic Reach Pro Forma Refractive Eye Care Cataract 0.19 0.33 0.48 Americas Europe Japan Asia Pacific 0.86 0.04 0.02 0.08 Americas Europe Japan Asia Pacific 0.36 0.32 0.23 0.09 29

Global Leadership in Refractive Sector Capitalize on size, brands, global distribution AMO's global presence provides greater opportunity for laser vision correction expansion in international markets Cross-selling opportunities for lasers, microkeratomes and refractive IOLs Incorporate VISX's leading field service capabilities into AMO Better serve surgeons and patients with full complement of refractive options Expand overall cataract and refractive customer base 31

VISX OVERVIEW Liz Davila VISX Chairman & CEO 33

Global Leader in LVC Technology VISX Alcon B&L Nidek Zeiss Schwind WaveLight Other East 0.291 0.129 0.192 0.11 0.082 0.077 0.044 0.076 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 VISX 29.1% Alcon 12.9% B&L 19.2% Nidek 11% Zeiss 8.2% Schwind 7.7% Wavelight 4.4% Other 7.6% Source: Market Scope, LLC, Laser Installed Base, November 2003 35

U.S. Procedure Leader Q1 96 Q2 96 Q3 96 Q4 96 Q1 97 Q2 97 Q3 97 Q4 97 Q1 98 Q2 98 Q3 98 Q4 98 Q1 99 Q2 99 Q3 99 Q4 99 Q1 00 Q2 00 Q3 00 Q4 00 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Alcon-Summit 11100 15000 18100 17800 18100 17500 19422 23380 24870 28600 30500 35000 38000 43320 49818 57290 60021 66332 69649 86682 94700 72200 53200 51300 67640 60278 49400 47025 61750 57950 52250 49484 72250 77142 VISX 0 1400 4000 6600 10600 18250 30378 43420 58030 75800 81500 105046 149173 165019 185000 205000 214496 241295 241321 245000 267663 228581 166317 159440 204250 181688 153600 146880 186200 169100 172800 160471 235564 226156 Nidek 4500 11000 16500 18000 23000 29000 35000 38000 45000 40000 38000 44000 50000 44100 35000 25000 40000 30000 20500 18517 17310 18439 LaserSight 1000 3200 5400 5800 3500 1800 1700 4500 4000 2500 1500 1200 2800 2500 1500 500 0 B & L 500 3500 6000 10000 14000 10500 10000 14000 17500 15750 12000 11500 23800 15750 16500 20060 31609 30104 WaveLight 3857 12042 13171 VISX Source: Market Scope, LLC 37

VISX Model Per Procedure Revenue Drives Highly Profitable Business Model Procedure Gross Profit Margin > 95% 2004 YTD Operating Profit = 38% 39

VISX Market Leadership Excellent Clinical Outcomes Exemplary Customer Support Ongoing Technology Leadership 41

VISX: Ongoing Technology Leadership CustomVue Comprehensive measurement and correction Potentially better than contacts or glasses Fourier Wavefront Upgrade Unprecedented resolution for individualized CustomVue treatment Iris Registration First fully automated technology to correct for eye rotation in LVC CustomVue Presbyopia Successful international results Initiating U.S. clinical trails 43

POWERFUL PLATFORM FOR GROWTH Jim Mazzo AMO President & CEO 45

Expands Sales Opportunities Compete in $3 billion, well-established business with robust growth drivers Surgical Source: Market Scope, November 2003; includes US, Western Europe and Japan only; Eye Care Source: IRI, GFK, AC Nielsen, GERS; includes top 10 geographic regions only. IOLs Phaco & Packs Viscoelastic LASIK Multipurpose Hydrogen Peroxide Other Eye Care East 842 361 374 300 510 480 180 27% 10% 12% 12% 6% 17% 16% IOL Eye Care Other Hydrogen Peroxide Viscoelastic Phaco Multipurpose LASIK ? Surgical ? Eye Care 47

Most Complete Line of Innovative Products

Among Key Players

		AMO	Alcon	Bausch & Lomb
CATARACT	Cataract IOLs			
	–Silicone Monofocal	●		●
	–Acrylic Monofocal	●	●	
	–Multifocal	●	●	
	Phacoemulsification	●	●	●
	Viscoelastics	●	●	●
	Surgical Adjuncts	○	●	○
REFRACTIVE	Refractive Lasers	●	●	●
	Microkeratomes	●		●
	Refractive IOLs			
	–Multifunctional	●	●	
	–Phakic	●		
	Viscoelastics	●	●	●
OTHER	Vitreo-Retinal	○	●	●
	Glaucoma Surgical	●		

Key: ● = *Competes* ○ = *Limited*

Other competitors include LaserSight Technologies, Inc., Carl Zeiss Meditec AG, NIDEK, WaveLight, etc.

25

AMO ADVANCED MEDICAL OPTICS
The Future in Sight™

Expansive Portfolio of Well Known Brands Broad brand portfolio supported by innovative technologies CATARACT REFRACTIVE EYE CARE 51

Refractive Opportunities

Combined company has complementary offering

	High Myopia	Low/Moderate Myopia	Low/Moderate Hyperopia	Moderate/High Hyperopia
Pre-Presbyopia	**Phakic**	**Laser**	**Laser** CK	**Phakic** **Multifocal**
Presbyopia	Multifocal phakic Accommodating	Laser Multifocal phakic Accommodating	**Laser** **Multifocal** Multifocal phakic Accommodating	**Multifocal** Multifocal phakic
Presbyopia/ Cataract	Multifocal phakic Accommodating Monofocal	Multifocal phakic Accommodating Monofocal	**Multifocal** Multifocal phakic Accommodating CK/**Monofocal**	**Multifocal** Multifocal phakic Accommodating

27

AMO
ADVANCED MEDICAL OPTICS
The Future in Sight™

Refractive Opportunity in U.S. Huge unmet need addressable with lasers and refractive IOLs Age Diopters Millions of People Source: Donders' Table, Clinical Refraction; U.S. Census Bureau 2000 20-29 30-39 40-49 50-59 60-69 70-79 Age in 2004 38 39 45 35 22 16 Accommodation 10 7 4.5 2.5 1 0.25 Age in 2005 42 44 39 37 40 28 Eye's ability to accommodate-change focus from far to near- continues to decline with age Currently affects about 90 million Americans Few surgical options exist today; vast majority rely on bifocals or readers 55

Advantages and Opportunities Multiple opportunities to grow sales and profits Manufacturing Expand capabilities Utilized technical know- how R&D Pool resources, skills Pursue multiple tracks to address refractive conditions Customers More choices for practitioners Broad-based training Access to innovation Distribution Expanded field service Efficient supply chain Leading brands Sales Expanded customer base Cross-selling Increase sphere of influence with practitioners 57

Creating An Ophthalmic Medical Device Leader Highly strategic and consistent with strategy Leading position in major categories Singular focus on medical devices Commitment to innovation Global, well-recognized brands Worldwide distribution network Financial strength to support future growth 59

BUILDING ON INTEGRATION SUCCESS Randy Meier EVP, Operations & Finance Chief Financial Officer 61

Path of Progress Proven focus and execution 2002 2003 2004 November 2002: Reprioritized R&D Pipeline June 2003: Recapitalized Balance Sheet November 2003: Purchased Eye Care manufacturing facility in Madrid April 2004: Announced acquisition of Pfizer Surgical Business July 2002: Completed Spin-Off March 2003: Solidified Eye Care Manufacturing Strategy July 2003: Finalized Strategic Plan December 2003: Launched Reorganization Plan June 2004: Completed acquisition and financing of Pfizer transaction October 2004: Completed first phase of Pfizer integration 63

Proven Ability to Create Shareholder Value Since Spin-off from Allergan * Based on stock price at end of quarter times pro forma diluted shares outstanding for quarter (as per 10-Q/10-K) Market Value ($ MM) Pro Forma Market Value $2,509 $318 $350 $510 $603 $1,305 $1412 65

Integration Principles and Priorities Extensive due diligence on business and discussion between functional counterparts Emphasis on continuity with the customer and preserving technology leadership Best practices will be taken from both organizations Cross-sell laser, microkeratome and refractive IOL Maintain parallel R&D efforts identifying solutions for presbyopia Continue to operate laser franchise from Santa Clara, CA 67

Integration Strategy Phase I - Pre close Complete detailed integration action plan Complete detailed refractive global marketing strategy Phase 2 - First 30 days post close Combine operations Initiate cost saving initiatives Launch expanded refractive sales and marketing efforts Phase 3 - 30 days+ post close Synergies from worldwide infrastructure and resources 69

COMPELLING FINANCIAL RATIONALE 71

AMO/VISX: Ophthalmic Medical Device Leader Platform for Growth, Profitability and Value Creation Comprehensive offering of new technologies Strong competitive position and global presence Focused execution Financial strength to support growth 73

Transaction Summary Valuation: $26.52 per VISX share(1) or $1.27 billion Consideration: 87% AMO stock and 13% cash Tax free exchange(1) Exchange Ratio: 0.552 shares of AMO and $3.50 in cash for each VISX share Pro Forma Ownership: 58.5% AMO / 41.5% VISX Board Representation: Elizabeth Davila to join AMO Board of Directors 75 * Based on the closing price of AMO shares on November 8, 2004

Combined Company Financials Revenue exceeds $1 billion Accelerates sales growth and margin expansion Cash flow in excess of $200 million Generates strong recurring cash flows Diversifies revenue stream Creates third core franchise to balance operating performance Reduces relative exposure to currency Combined company benefits from global infrastructure Provides significant synergies Deleverages balance sheet LTM Pro Forma Refractive Eye Care Cataract 0.19 0.33 0.48 Americas Europe Japan Asia Pacific 0.36 0.32 0.23 0.09 77

Net Income EBIT EBITDA Gross Profit Revenue AMO 0.581 0.611 64.4 0.783 0.82 VISX 0.419 0.389 35.6 0.217 0.18 Contribution Leverages Profitability... 2005E Relative Contribution Analysis* * AMO based on 2004 Morgan Stanley research estimates. VISX based on Smith Barney 2004 research estimates. Accelerates revenue growth and margin expansion Sustains EPS growth Continues deleveraging 79

....into Enhanced Financial Profile in 2006 Prior AMO Targets 4-6% 64-65% 17-18% 15-17% Pro Forma Targets 6-8% 66-67% 19-21% 20-22% Gross Margin Operating Margin Earnings Growth Revenue Growth 81

Strong Cash Flow and Enhanced Balance Sheet Revenue mix enhances stability Strong cash flow facilitates rapid deleveraging Track record of debt repayment No incremental capital expenditures required $ mm AMO(1) AMO + VISX(1) LTM EBITDA(2) $132 $199 Cash $34 $155 Debt $568 $752 Equity(3) $194 $1,454 Total Cap $762 $2,206 Net Debt/EBITDA 4.0x 3.0x Debt/Total Cap 75% 34% (1) Based on annualized Q3 2004. No synergies assumed for VISX acquisition. (2) Based on AVO closing price on 11/8/04. Excludes the impact of one-time charges related to the acquisition. As of September 30, 2004 83

Base Business Upside (EBIT: +$5-10 mm) Cost savings from expense management Reorganization yielding productivity benefits Integration of Pfizer acquisition ahead of schedule Cost Savings (EBIT: +$15-20 mm*) $10 mm to be achieved in first 90 days post-closing by reducing administrative costs of the combined company Capitalize on VISX equipment manufacturing expertise Revenue Growth (EBIT: +$5 mm*) Capitalize on AMO's international distribution network Cross-selling opportunities Broaden utilization of VISX's equipment field service * On an annualized basis. Assumes acquisition closes in Q1 2005 Synergies AMO Base Business Upside, Cost Savings and Revenue Growth 85

Financial Guidance Reaffirming 2005 EPS range of $1.65-$1.75* Strength in core business Significant synergies Substantial non-cash charges due to intangibles amortization Accretive in 2006 with synergies Raising growth and margin targets for 2006 Preliminary 2006 EPS guidance of $2.20-$2.30 Cash EPS basis (excluding intangibles amortization) Accretive in both 2005 and 2006 with synergies * Pro forma for VISX acquisition assuming close in Q1 2005. 87

Bridge to 2005 Pro Forma and Cash EPS ($mm except per share data) 2005 Pre-Tax Earnings Indicative 2005 EPS(1) AMO Pretax Income (Guidance) $100 - $106 (+) AMO Base Business Upside 5 - 10 (+) Pfizer Intangibles Amortization 11 (=) AMO Cash Earnings Pre-Transaction $118 - $124 (+) VISX Pretax Income (Street) 80 - 82 (-) Incremental Interest/Other (10) (+) Revenue and Cost Synergies 20 - 25 (=) Pro Forma Cash Earnings $217 - $228 (-) Pfizer Intangibles Amortization (11) (-) VISX Intangibles Amortization (28) - (32) (=) Pro Forma GAAP Earnings $175 - $185 $1.65 - $1.75 $1.65 - $1.75 $2.05 - $2.15 (1) Based on 34% tax rate. Assumes 40mm shares on a pre-deal basis and 70mm shares on a post-deal basis. $1.95 - $2.05 Cash EPS Pro Forma GAAP $1.75 - $1.85 89

Timeline for Completion November 9: Signing and announcement of Transaction November: Preparation of Joint Proxy Statement File for Antitrust clearance (HSR) December: Mailing of Joint Proxy Statement Shareholder vote Completion of integration planning Jan/Feb 2005: Finalize financing to close transaction Anticipated regulatory clearance Target closing 91

Platform for Growth, Profitability and Value Creation Comprehensive offering of new technologies Clear technology leader committed to continuous innovation Most complete line-up of refractive technologies to offer surgeons Strong competitive position and global presence Solid leading positions in expanding segments Well -recognized brands / loyal customers Outstanding field sales organization Global distribution capabilities Focused execution Track record of execution success Financial strength to support growth Neutral to 2005 pro forma guidance Improves growth opportunities Strong cash flow, healthy balance sheet 93

Question & Answer Session 95

Additional Information AMO and VISX intend to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of VISX and AMO and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of VISX and AMO. Investors and security holders of VISX and AMO are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about VISX, AMO and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by VISX or AMO with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VISX by contacting VISX Investor Relations at ir@VISX.com or via telephone at (877) 463- 6847. Investors and security holders may obtain free copies of the documents filed with the SEC by AMO at www.amo-inc.com or via telephone at (714) 247-8348. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. The respective directors and executive officers of AMO and VISX may be deemed to be participants in the solicitation of proxies from the stockholders of VISX and AMO in favor of the proposed transaction. Information about the directors and executive officers of AMO and VISX their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 97

Cautionary Statement Regarding Forward-Looking Statements Statements contained in this document that refer to AMO's estimated or future results such as statements regarding the timing and certainty of closing the transaction, estimated share ownership percentages, strategic and financial benefits of the merger, statements of Jim Mazzo, Liz Davila and Richard Meier and expectations regarding accretion and cost savings are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results and the proposed VISX/AMO transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not receive required stockholder approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which AMO or VISX expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with uncertainty as to whether the transaction will be completed, successfully integrating AMO and VISX, the failure to realize the synergies and other perceived advantages resulting from the merger, costs and potential litigation associated with the merger, the failure to obtain the approval of each company's stockholders, the inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger, the failure of either party to meet the closing conditions set forth in the definitive agreement, the ability to retain key personnel both before and after the merger, each company's ability to successfully execute its business strategies, the extent and timing of regulatory approvals, and the extent and timing of market acceptance, of new products or product indications, manufacturing, litigation, the procurement, maintenance, enforcement and defense of patents and proprietary rights, competitive conditions in the industry, business cycles affecting the markets in which any products may be sold, fluctuations in foreign exchange rates and interest rates, and economic conditions generally or in various geographic areas, including those set forth in AMO's and VISX's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections, and its Current Reports on Form 8-K and other SEC filings. AMO and VISX are under no obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise. 99